[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

April 21, 2021

VIA EDGAR CORRESPONDENCE

Valerie J. Lithotomos

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust V
File Nos. 333-138592 and 811-21979

Dear Ms. Larkin:

This letter responds to your comments given during a telephone conversation with our office on March 30, 2022, regarding the registration statement filed on Form N-1A for Nuveen Investment Trust V (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on February 25, 2022, which relates to Nuveen Global Real Estate Securities Fund (the “Fund”), a series of the Trust.

PROSPECTUS

COMMENT 1—FUND SUMMARY—FEES AND EXPENSES OF THE FUND

In the first sentence of the “Fees and Expenses of the Fund” section, please revise the phrase “buy and hold shares” to “buy, hold and sell shares.”

RESPONSE TO COMMENT 1

In response to this comment, this sentence will be revised as requested.

COMMENT 2—FUND SUMMARY—FEES AND EXPENSES OF THE FUND

Please provide a completed “Annual Fund Operating Expenses” table with adequate opportunity for the staff of the Commission to comment, if necessary.

RESPONSE TO COMMENT 2

In response to this comment, please see Appendix A to this response letter for a completed “Annual Fund Operating Expenses” table.

COMMENT 3—FUND SUMMARY—PORTFOLIO TURNOVER

The portfolio turnover rate is blank. If the portfolio turnover rate is high, please consider adding a risk factor addressing a high portfolio turnover rate.

RESPONSE TO COMMENT 3

In response to this comment, the Fund agrees to add a “Frequent Trading Risk” if the portfolio turnover rate is high.

COMMENT 4—FUND SUMMARY—PRINCIPAL INVESTMENT STRATEGIES

The last paragraph of the “Principal Investment Strategies” section discusses the Fund’s use of derivatives. Please disclose how the derivatives will be valued for purposes of the Fund’s 80% policy.

RESPONSE TO COMMENT 4

The Fund discloses how it values derivatives for purposes of its 80% under the “How We Manage Your Money—More About Our Investment Strategies” section. Specifically, the second to last sentence of the first paragraph under this section states: “For purposes of the Name Policy, the Fund will value eligible derivatives at fair value or market value instead of notional value.”

COMMENT 5—FUND SUMMARY—PRINCIPAL RISKS

Please order the principal risks of the Fund to prioritize the risks that will most likely adversely affect the net asset value, yield and total return of the Fund. See ADI 2019-08—Improving Principal Risks Disclosure and Dalia Blass’s Keynote Address—ICI Securities Law Developments Conference on October 25, 2018.

RESPONSE TO COMMENT 5

Management believes that listing the principal risk disclosures alphabetically facilitates an investor’s ability to find and compare risks against the risks of other funds and also eliminates any subjective arguments as to the importance of certain risk disclosures. Investors are notified of this rationale in the introductory paragraph. As such, management respectfully declines to make the requested revision.

COMMENT 6—FUND SUMMARY—FUND PERFORMANCE

Please disclose whether the FTSE EPRA Nareit Developed Index is affiliated with the Fund, its adviser or its sub-adviser.

RESPONSE TO COMMENT 6

The FTSE EPRA Nareit Developed Index is not affiliated with the Fund, its adviser or its sub-adviser.

COMMENT 7—FUND SUMMARY—FUND PERFORMANCE

Because both the Fund and the FTSE EPRA Nareit Developed Index may invest in non-U.S. securities, please inform us supplementally what percentage, if any, of investments may be made in Russian securities for both the Fund and the FTSE EPRA Nareit Developed Index.

RESPONSE TO COMMENT 7

Neither the Fund nor the FTSE EPRA Nareit Developed Index have included, include, or will include Russian securities, subject to any unforeseen changes.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren